

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Barry E. Davis
Chairman, Chief Executive Officer, and Director
EnLink Midstream, LLC
1722 Routh Street, Suite 1300
Dallas, TX 75201

> **Re: EnLink Midstream, LLC**
> **Form 10-K for the Fiscal Year ended December 31, 2019**
> **Filed February 26, 2020**
> **File No. 001-36336**

Dear Mr. Davis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Pablo G. Mercado